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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                                 ------------------------------
                                                         SEC FILE NUMBER

                                                              0-8698
                                                 ------------------------------
                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR

                  For Period Ended:   December 31, 1997
                                   ------------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ---------------------------





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION

Concorde Gaming Corporation
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Full Name of Registrant


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Former Name if Applicable

3290 Lien Street
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Address of Principal Executive Office (Street and Number)

Rapid City, South Dakota 57702
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City, State and Zip Code

PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
  |X| subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.

PART IV - OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

                              David L. Crabb                                            (605)                      341-7738
          --------------------------------------------------------------------   --------------------          ------------------
                                  (Name)                                             (Area Code)               (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no,
          identify report(s).                                                                                      | | Yes  |X| No

          Annual Report on Form 10-KSB for the year ended September 30, 1997.
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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                                                                               |X| Yes  | | No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

===================================================================================================================================


                                                         Concorde Gaming Corporation
          -------------------------------------------------------------------------------------------------------------------------
                                                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   February 17, 1998                                    /s/ David L. Crabb
    ------------------------                                -----------------------------------------------------------------------
                                                            David L. Crabb, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                                ATTENTION
---------------------------------------------------------------          ----------------------------------------------------------

              Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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

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PART III - NARRATIVE

         Concorde Gaming Corporation (the "Company") has been involved in negotiations to sell a significant asset which has delayed the filing of its Annual Report for the year ended September 30, 1997. Therefore, additional time is necessary to complete the Registrant's Quarterly Report on Form 10-QSB for the three months ended December 31, 1997.


PART IV - OTHER INFORMATION

         The Company expects significant changes in the results of operations for the three months ended December 31, 1997 versus the three months ended December 31, 1996. Anticipated condensed financial information for these periods is as follows:

                                                      Three Months          Three Months
                                                         Ended                 Ended
STATEMENT OF OPERATIONS                                 12/31/97              12/31/96
                                                        --------              --------
Revenues                                                 887,004              2,186,888
Costs and expenses including
  Income taxes                                        (1,445,320)            (2,327,102)
                                                      ----------             ----------
Net loss                                                (558,316)              (140,214)
                                                      ----------             ----------
Loss per share, basic and diluted                     $    (0.02)            $    (0.01)
                                                      ----------             ----------